Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2     Date of Material Change

October 22, 2025

Item 3     News Release

The press release attached as Schedule “A” was released on October 22, 2025 through an approved Canadian newswire service.

Item 4     Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5     Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6     Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9     Date of Report

October 22, 2025

SCHEDULE “A”

Digi Power X Appoints Wealth Management Leader
Ajay Gupta to its Board of Directors

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – October 22, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), a U.S. developer of Tier III-grade high-performance computing (HPC) infrastructure, today announced the appointment of Ajay Gupta, CPWA, CRPC, CIMA, to its board of directors (the “Board”), effective October 21, 2025.

Mr. Gupta is a seasoned wealth management executive, investor and family office principal known for his leadership in building, scaling and advising some of the most respected financial organizations in the United States. He currently serves as Principal of Robbins Gupta Holdings, the exclusive family office for Tony Robbins and the Gupta family.

After founding and scaling Gupta Wealth Management into a premier firm in the industry, the firm merged with Creative Planning, a US$390 billion registered investment advisor, where Mr. Gupta served as Chief Investment Strategist before retiring in 2020 following the sale of his equity stake in the company to private equity investors. His expertise led to a featured role in Tony Robbins’ #1 New York Times bestseller “Money: Master the Game”, a book that captures the interviews that Mr. Gupta and Mr. Robbins conducted with 50 of the world’s top financial minds, including Ray Dalio, Warren Buffett, Carl Icahn and Charles Schwab.

In addition to his new role with Digi Power X, Mr. Gupta serves on the boards of CAZ Investments, a $10 billion alternative investment firm, the Tony Robbins Foundation, the Baptist Health Foundation and The Chopra Foundation, where he previously served as President and continues to collaborate closely with his longtime friend and founder, Dr. Deepak Chopra.

Mr. Gupta holds a Bachelor of Commerce in Finance from Concordia University and has completed advanced executive programs through the Wharton School of Business, the University of Chicago Booth School of Business and Harvard Business School.

“Ajay’s exceptional track record in wealth management, family office strategy and alternative investments makes him an outstanding addition to our Board,” said Michel Amar, Chairman and Chief Executive Officer of Digi Power X. “His strategic insight and global relationships will be invaluable as we accelerate Digi Power X’s mission to lead the intersection of clean power, AI and digital infrastructure.”

“Digi Power X is strongly positioned at the convergence of two powerful trends--AI compute growth and the global shift toward energy efficiency,” said Ajay Gupta. “I am honored to join the board and support the Company’s vision of building transformative, sustainable technology infrastructure.”

Through the Ajay Gupta Family Foundation, Mr. Gupta and his family actively support global philanthropic initiatives focused on education, health and empowerment

About Digi Power X

Digi Power X is an innovative energy infrastructure company that develops Tier III-certified modular AI data centers and drives the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Media Contact for Robbins Gupta Holdings:

Jennifer Connelly

Email: jconnelly@jconnelly.com

Phone: (646) 922-7755

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about the Company’s expectations concerning the potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: delivery of equipment and implementation of systems may not occur on the timelines anticipated by the Company or at all; future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

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